

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

April 16, 2007

Mr. Helge Lund, Chief Executive Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re:** **Statoil ASA**
> **Registration Statement on Form F-4**
> **Filed March 20, 2007**
> **File No. 333-141445**
>
> **Form 20-F for the Fiscal Year December 31, 2006**
> **Filed March 20, 2007**
> **File No. 1-15200**

Dear Mr. Lund:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4 filed March 20, 2007

General

1.   We are considering your proposal regarding providing disclosure of the impact of this transaction on Norsk Hydro and may have additional comments upon completion of our analysis.

2.   We note the disclosure in the Form 20-F, Statoil ASA's Form 20-F for the fiscal year ended December 31, 2006, and Exhibit 15.(B).2 to Norsk Hydro ASA's Form 20-F for the fiscal year ended December 31, 2006, regarding operations in or relating to Iran and Cuba, countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. sanctions and export controls. Please describe for us the nature and extent of the anticipated Iran and Cuba-related operations and other contacts of StatoilHydro, including any direct or indirect agreements or arrangements with the governments of those countries or entities controlled by their governments. Describe for us also any anticipated contacts Norsk Hydro will have with Iran and Cuba following the merger transaction.

3.   Please discuss the materiality of the operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for security holders of StatoilHydro or Norsk. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Cuba.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, would receive cash or act as intermediaries in connection with StatoilHydro's operations.

4.   Please address the applicability to Statoil's, Hydro Petroleum's, and StatoilHydro's Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006. Please also address whether any of the technology, equipment and services Statoil and Hydro Petroleum have provided into Iran and Cuba, have military uses.   If they have such uses, please advise us whether the technology, equipment and services have remained under the sole control and use of Statoil and Hydro Petroleum, respectively, or have come under the control and/or use of Iranian parties. If they have come under the control and/or use of Iranian parties, please identify the parties. To the extent presently known, please provide the same type of information regarding any technology, equipment and services you anticipate StatoilHydro will provide into Iran and Cuba.

Cover Page

5.   Briefly describe the "selected other activities" referenced in the opening paragraph. This applies to the "Q&A" section as well.

6.   In the fourth paragraph, and in other appropriate locations, clarify if the Government has indicated how it will vote its shares.

Accounting Treatment, page 6

7.   Identify the entity that exercises "common control" over Statoil and Norsk Hydro.

Summary Income Statement Data – Hydro Petroleum, page 9

8.   We note that you have elected to provide convenience translations for the Statoil financial information. Please revise your disclosure to provide consistent information for Hydro Petroleum.

Risk Factors, page 16

Failure to complete the merger…, page 17

9.   Quantify the "certain costs" referenced in the third bullet point.

Merger Plan subjects the merged company to liabilities related to discontinued activities of Norsk Hydro, page 19

10. Please explain in greater detail why the merged company will assume a portion of the liabilities relating to discontinued operations of Norsk Hydro and how this will be accounted for and reported in the consolidated financial statements of the merged company.

Significant costs will be incurred in the course of the merger, page 19

11. To the extent practicable, quantify or estimate the "significant transaction-related expenses."

Hydro Petroleum is exposed to foreign currency exchange rate fluctuations, page 22

12. Quantify the term "substantial trading and commercial activities."

The Merger, page 30

13. File the consents of JS Herold and Wood Mackenzie whose industry data is being cited in your disclosure.

Background of the Merger, page 30

14. Please ensure your discussion and description in some detail of all documents exchanged between the parties or relied upon by the parties in making their determinations and provide us with copies of such documents for our review. For example, you state on page 41 that Norsk Hydro provided Goldman Sachs with certain projections, which were used in the preparation of the fairness opinion.

15. Discuss in more detail the preliminary contacts between Statoil and Norsk Hydro and the reasons why the negotiations were not pursued. In this regard, we note that the parties discussed in prior occasions the possibility of a business combination. For example, you state that some discussions were conducted and then halted in 2004.

16. Discuss in more detail other strategic options and alternatives considered by the parties which you reference in several locations. For example, we note that Norsk Hydro considered "several strategic options," which were evaluated by Goldman Sachs. Discuss the reasons why the other options were not pursued and why the merger was favored over the options.

17. Describe the "changes in the global energy industry" that served as framework for Norsk Hydro and Statoil's merger negotiations.

18.   Discuss why it was important to conduct the transaction as a "merger of equals" and the reasons for believing that the merger could be conducted in such a way.

19.   You cite the dates of meetings held and briefly indicate the topics discussed. Expand your disclosure to provide investors with more meaningful information about the substance and conclusions of those meetings.

20.   Regarding the December 17, 2006 Statoil board meeting, briefly describe the "various considerations" cited by Morgan Stanley.

21.   Regarding the December 17, 2006 Norsk Hydro board meeting, explain in more detail the board's concern about the composition of the senior management team.

22.   We note that Morgan Stanley and Goldman Sachs provided opinions that were later superseded. Describe in detail any material differences between the early opinions and the subsequent opinions. If there were no material differences, please so state.

23.   Please file as an exhibit the integration agreement. Also describe in some detail the revisions made to the integration agreement following the completion of the due diligence review.

Reasons for the Merger, page 33

24.   Disclose the amounts payable to Goldman Sachs and Morgan Stanley that are contingent on the consummation of the merger and state who determined the amounts payable to Goldman Sachs and Morgan Stanley.

Opinion of Norsk Hydro's Financial Advisor, page 38

25.   We note that the enterprise value of Hydro Petroleum exceeds the value of the equity consideration to be paid by Statoil. Disclose what consideration the Norsk Hydro board gave to that fact in determining the fairness of the consideration.

Selected Company Analysis, page 39

26.   Explain or define "debt-adjusted cash flow."

Analysis at Various Ownership Levels, page 41

27.   With a view towards disclosure, explain to us how this analysis, as presented here, contributes to the fairness determination.

Selected Transaction Analysis, page 41

28.   It is not clear to us why this calculation results in a dollar figure rather than a multiple. Also, explain why this measure is a useful valuation tool.

Interests of Certain Persons in the Merger, page 51

29.   Quantify the amounts to be received by the identified individuals as a result of the merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 78

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 82

Statoil's acquisition of Hydro Petroleum, page 82

30.   Please explain why you have not reflected the cash dividend in the pro forma presentation. Refer to Rule 11-02(b)(6) of Regulation S-X.

(l) Other Current Liabilities, page 85

31.   In item one of this footnote you explain that you recorded an accrual of NOK 450 million related to transaction costs expected to be incurred by Statoil that are directly attributable to the merger. Please indicate whether or not these adjustments are factually supportable. If not, please remove the adjustment from the pro forma table. If significant, such information may be presented in the notes to the pro forma condensed combined financial information. Refer to Rule 11-02(b)(6) of Regulation S-X.

(n) Other Non-Current Liabilities, page 86

32.   You explain that this adjustment relates to the recording of asset retirement obligations at their fair values. Per the requirements of SFAS 143, the asset retirement obligations should already be recorded on the books at fair value. As such, please tell us why you believe it is appropriate and necessary to adjust the value of Hydro Petroleum's asset retirement obligations.

Estimated pro forma information related to oil and natural gas reserves, page 87

33.   Please expand your pro forma reserve information to include all disclosures required by SFAS 69, except for those identified in paragraphs 18 to 20 and 24 to 29, for each period in which an income statement is provided. Refer to SAB Topic 2:D, specifically question 6 and Item 302(b) of Regulation S-K.

Reserve Information, page 105

34.   We note your disclosure regarding your reserve life. Please expand your discussion of liquidity in your Discussion and Analysis of Financial Condition and Results of Operations to explain how your reserve life and the related production impact your liquidity. Specifically address your requirements to replace production and costs required to develop additional sources of production. Indicate the time frame from the development of new sources and to the ultimate production and sale of the hydrocarbons.

Hydro Petroleum Management Discussion and Analysis of Financial Condition and Results of Operations, page 120

Contractual Obligations, page 130

35.   Item 5.F of the Form 20-F requires that the table of contractual obligations present all long term liabilities reflected on the balance sheet. It does not appear that you have included liabilities related to asset retirement obligations, derivatives, and deferred taxes. Please revise your table to include these items, or tell us why you believe such items are not required to be included within the table.

Major Shareholders of Statoil and Norsk Hydro, page 139

Certain Information Concerning the Relationship of Norsk Hydro and the Norwegian State, page 139

36.   You explain that the Norwegian state owns 49.9 percent of total Norsk Hydro shares outstanding. Please revise your document to state whether or not the Norwegian State has control of Norsk Hydro. We note the disclosure under "Accounting Treatment" on page 6 indicating the Statoil and Norsk Hydro are under "common control."

Financial Statements – Hydro Petroleum Carve-Out Combined, page F-1

Note 1 Summary of Significant Accounting Policies, page F-6

Exploration and Development Costs of Oil and Gas Reserves, page F-11

37.   You state that "Preproduction costs are expensed as incurred." Please tell us what types of costs are included within preproduction, and why such costs are expensed. Refer to paragraph 118 of SFAS 19.

Note 7 Financial Income and Expense, page F-35

38.   Within the table presenting Financial Income, net, you identify the amount of
        Interest Expense as NOK 1,121, and Capitalized Interest of NOK 1,178 for the
        year ended December 31, 2006. Please explain why more interest was
        capitalized than you incurred during the year.

 Appendix B

39.   Please disclose whether Morgan Stanley has consented to the inclusion of its
        opinion in the registration statement. In this regard, we note the statement that,
        "It is understood that this letter is for the information of the Board and Directors
        of Statoil and may not be used for any other purpose without our prior written
        consent."

Exhibit 23.5

40.   The consent of the independent registered pubic accounting firm consents to their
        report dated 19 March 2007 relating to the carve-out combined financial
        statements of Hydro Petroleum. However, the report on page F-2 is dated March
        20, 2007. Please obtain a revised consent from the independent registered pubic
        accounting firm that refers to the date of their report.

41.   Please ensure you also obtain updated consents with the filing of your
        amendment to this Form F-4.

Statoil ASA

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects

Table of Principal Contractual Obligations and Other Commitments

42.   Item 5.F of the Form 20-F requires that the table of contractual obligations
        present all long term liabilities reflected on the balance sheet. It does not appear
        that you have included liabilities related to asset retirement obligations,
        derivatives, pensions, and deferred taxes. Please revise your table to include
        these items, or tell us why you believe such items are not required to be included
        within the table.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Oil and Gas Accounting

43.   You state that "Preproduction costs are expensed as incurred." Please tell us
        what types of costs are included within preproduction, and why such costs are
        expensed. Refer to paragraph 118 of SFAS 19.

Inventories

44.   You explain that the costs of crude oil held at refineries and the majority of the
        refined products are valued using the LIFO method, while other inventories of
        crude oil, refined products and non-petroleum products are determined using the
        FIFO method. Please tell us, and revise your disclosures to explain, why
        different valuation methods are applied to inventory products which appear to be
        similar.

Engineering Comments

F-4 filed March 20, 2006

Reasons for the Merger, page 33

45.   You state the merged company will have 3.9 billion boe pro forma combined
        "proved reserves as of December 31, 2005…" It appears this should read
        "proved developed reserves". Please amend your document if it is appropriate.

Hydro Petroleum, page 101

Drilling Activity, page 104

46.   We note no development well statistics included here. Please amend your
        document to disclose your development well drilling activities as prescribed by
        SEC Industry Guide 2.

Statoil ASA's Form 20-F filed March 20, 2007

Appendix A – Report of Degolyer and MacNaughton

47.   Appendix A discloses proved reserve figures for your properties as estimated by your third party petroleum engineer. With a view towards possible disclosure, please provide us with the following:

   a) Indicate the extent to which your third party engineer verified the accuracy and completeness of information and data furnished by you with respect to property ownership in the properties for which reserves were estimated; the related oil and gas production, historical costs of operation and development, product prices, and agreements relating to current and future operations and sales of production.

   b) Disclose the quantity and percentage variances between the reserve estimates you prepared and those of your third party engineer, in the aggregate and for individual properties that are material (e.g., the range of differences between your estimates for individual fields and those of your third party engineer).

   We may have further comments upon review of this information.

 Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Helge Lund
Statoil ASA
April 16, 2007
Page 11

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Mark Wojciechowski at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       M. Wojciechowski
       R. Winfrey
       C. Moncada-Terry